Exhibit 99.1

LRAD CORPORATION ANNOUNCES FISCAL Q1 2012 RESULTS

Company Reports Profitable First Quarter

SAN DIEGO, CA, February 7, 2012 – LRAD Corporation (NASDAQ: LRAD), the world’s leading provider of long range acoustic hailing devices (AHDs), today announced revenues of $3.6 million and net income of $314,000, or $0.01 per diluted share, for its first fiscal quarter ended December 31, 2011.

“Deliveries of LRAD® systems for bird protection and control, perimeter security, disaster response and to the U.S. Navy resulted in a profitable quarter and a good start to fiscal 2012,” remarked Tom Brown, president and chief executive officer of LRAD Corporation. “While uncertainty continues in the worldwide economy and domestic defense budget, we anticipate a successful fiscal 2012 based on our growing pipeline of global AHD business opportunities, further expansion into commercial markets, and the introduction of new products and applications.”

Revenues for fiscal Q1 2012 increased 64% from $2.2 million recorded in fiscal Q1 2011. The increase was primarily attributable to orders into growing commercial markets and deliveries on an order to the U.S. Navy.

Gross profit for fiscal Q1 2012 was $1.7 million, or 48% of revenues, compared to $992,000, or 45% of revenues, for the same period a year ago. The increase was primarily due to increased revenue and fixed overhead absorption, partially offset by increased cost related to the amortization of prepaid expenses to support the large military sale in fiscal 2011.

Operating expenses for fiscal Q1 2012 were relatively flat compared to the same period in the prior year at $1.4 million. Decreases of $77,000 for bad debt expense and $13,000 for travel expense and other reductions were offset by increases of $28,000 primarily for business development personnel, $26,000 for non-cash share-based compensation expense, $20,000 for increased audit and legal fees, and $20,000 for commission expense for third party sales representatives.

Net income for fiscal Q1 2012 was $314,000, or $0.01 per diluted share, compared to a net loss of $355,000, or $(0.01) per share, for the same period last year. The increase was primarily the result of higher revenues and gross margin.

Management is scheduled to discuss the Company’s fiscal Q1 2012 business and financial results on a conference call tomorrow, February 8, 2012, at 4:30 p.m. Eastern Time.

About LRAD Corporation

LRAD Corporation is using long range communication to resolve uncertain situations peacefully and save lives on both sides of its proprietary Long Range Acoustic Device®. Thousands of LRAD® systems are in service around the world in diverse applications including fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, asset protection and wildlife preservation and control. For more information about the Company and its LRAD systems, please visit www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-

looking statements. These risks and uncertainties are identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2011. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

COMPANY CONTACT:

Robert Putnam

+1 858.676.0519

robert@lradx.com

LRAD Corporation and Subsidiary

Consolidated Balance Sheets

(000’s omitted)

	December 31, 2011 (Unaudited)	September 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$13,846	$13,871
Restricted cash	606	606
Accounts receivable, net	2,740	5,098
Inventories, net	2,946	2,736
Prepaid expenses and other	556	664
Assets of discontinued operations	—	6

Total current assets	20,694	22,981
Equipment, net	64	75
Patents, net	208	226
Prepaid expenses - noncurrent	1,203	1,219

Total assets	$22,169	$24,501

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$596	$1,040
Accrued liabilities	540	2,900
Liabilities of discontinued operations	—	9

Total current liabilities	1,136	3,949
Other liabilities - noncurrent	304	277

Total liabilities	1,440	4,226

Total stockholders’ equity	20,729	20,275

Total liabilities and stockholders’ equity	$22,169	$24,501

LRAD Corporation and Subsidiary

Consolidated Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	Three months ended December 31,
	2011	2010

Revenues	$3,612	$2,205
Cost of revenues	1,863	1,213

Gross profit	1,749	992

Operating expenses:
Selling, general and administrative	1,057	1,054
Research and development	381	379

Total operating expenses	1,438	1,433

Income (loss) from operations	311	(441)
Other income	13	4

Income (loss) from continuing operations before income taxes	324	(437)
Income tax expense	10	—

Income (loss) from continuing operations	314	(437)
Income from discontinued operations, net of taxes	—	82

Net income (loss)	$314	$(355)

Net income (loss) per common share - basic and diluted:
Continuing operations	$0.01	$(0.01)
Discontinued operations	$—	$—

Total net income (loss) per common share - basic and diluted	$0.01	$(0.01)

Weighted average common shares outstanding:
Basic	32,374,499	30,633,109

Diluted	33,061,520	30,633,109